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                              April 10, 2024

       Sachin Latawa
       Chief Executive Officer
       Tirios Propco Series LLC
       8 The Green A
       Dover, DE 19901

                                                        Re: Tirios Propco
Series LLC
                                                            Amendment No. 8 to
Offering Statement on Form 1-A
                                                            Filed March 14,
2024
                                                            File No. 024-12277

       Dear Sachin Latawa:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 8 to Offering Statement on Form 1-A

       Plan of Distribution
       Procedure for Transfer on Tirios Secondary Platform, page 34

   1. Please revise your disclosure to clarify, if true, that only the Company has access to the private keys that allow
for the transfer of ownership of the Tokens, and as a result, only the Company has the
ability to create the transfers of Tokens.
       General

   2. We continue to believe that the Company and/or the Manager may be required to register as a broker-dealer
based on your description of the expected procedure for secondary trading. For example,
it appears that the Company will be handling customer funds to facilitate settlement
of secondary transactions. See your response to comment 4 of the
                                                        March 2024 letter (
The payment received from prospective buyer is held by the
                                                        Company in a separate
bank account waiting for instructions on the next steps from the
                                                        executing Broker.   ).
In addition, it appears that the Company and/or the Manager would
 Sachin Latawa
Tirios Propco Series LLC
April 10, 2024
Page 2
       be soliciting securities transactions (e.g., by displaying available bids and offers in the secondary market) and accepting and transmitting orders for securities transactions. These activities indicate that the Company and/or the Manager may fall within the definition of
          broker,    which is broadly defined as    any person engaged in the
business of effecting
       transactions in securities for the account of others.    As a result,
please provide a detailed
       legal analysis (citing applicable caselaw, no-action letters or other guidance) explaining why you believe the Company and/or the Manager would not be acting as a broker-dealer in connection with these activities.
3. In addition, please update your risk factors to state that the Company and/or the Manager may be acting as an unregistered broker-dealer as a result of their activities in connection with the Tirios Secondary Platform. In this risk factor, please provide the definition of
          broker    and clarify that issuers are not exempt from the definition
of    broker    when
       effecting transactions for the account of others.
4. We also note that your response to comment 1 of the March 2024 letter states that the
       Manager intends to rely on the exemption in Exchange Act Rule 3a4-1. We note that this exemption is only available to certain natural persons associated with an issuer in
       connection with sales by the issuer for the issuer   s account. It would
not be available to a
       legal entity associated with an issuer or to any person in connection with the facilitation of secondary trading. Please provide a detailed legal analysis as to why you believe the
       Manager can properly rely on this exemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNameSachin Latawa
                                                              Division of
Corporation Finance
Comapany NameTirios Propco Series LLC
                                                              Office of Real
Estate & Construction
April 10, 2024 Page 2
cc:       Arden Anderson, Esq.
FirstName LastName